Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat
[redacted]

26th March 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notifications have been made to the FSA on behalf of JMH of the following Directors' share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
Simon Keswick	Transfer of shares by way of a distribution by the trustees of a family trust, being connected persons of the Director, to a beneficiary	17/03/2008	-300,000	N/A
Ben Keswick	Transfer of shares by way of a distribution by the trustees of a family trust, being connected persons of the Director, to the Director who is a beneficiary *	17/03/2008	-300,000 +300,000	N/A

* *Following the transfer, Mr Ben Keswick's interest in the 300,000 ordinary shares has changed from the interest of connected persons to a direct interest. There has been no change in the total number of shares in which he is interested.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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